UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019.

Commission File Number: 001-35755

URBAN TEA, INC.
(Exact name of registrant as specified in its charter)

16 Kaifa Avenue Danyang, Jiangsu, China 212300
(Address of principal executive offices)

+86 511-8673-3102

(Issuer’s telephone number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Disposition

On February 9, 2019, Urban Tea, Inc. (the “Company,” previously known as Delta Technology Holdings Limited), Elite Ride Limited (“Elite”), the Company’s wholly owned subsidiary and HG Capital Group Limited, a private limited company duly organized under the laws of Hong Kong (the “Purchaser”) and entered into certain Share Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Purchaser agreed to purchase Elite in exchange of cash purchase price of $1,750,000 (the “Consideration”). The transaction contemplated by the Purchase Agreement is hereby referred as Disposition.

Elite, via its 100% owned subsidiary Delta Advanced Materials Limited, a Hong Kong corporation (“Delta HK”), which, in turn, holds all the equity interests in all the operating subsidiaries in the PRC: Jiangsu Yangtze Delta Fine Chemical Co., Ltd (“Jiangsu Delta”), and Binhai Deda Chemical Co., Ltd (“Binhai Deda”) (collectively, the “PRC Subsidiaries”).

The closing of the Disposition is subject to the closing conditions set forth in the Purchase Agreement, including the payment of the Consideration, the receipt of a fairness opinion from Benchmark Company, LLC (or such other financial advisor as approved by the Board), and the approval of the Company’s shareholders.

Upon closing of the Disposition, the Purchaser will become the sole shareholder of Elite and as a result, assume all assets and obligations of all the subsidiaries and VIE entities owned or controlled by Elite.

The Disposition was approved by the board of directors of the Company.

Below is the Company’s structure chart before the completion of the Purchase Agreement.

Below will be the Company’s structure chart after the completion of the Purchase Agreement.

Exhibits

Exhibit No.	Description
99.1	Share Purchase Agreement dated February 9, 2019
99.2	Pro Forma Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 19, 2019	URBAN TEA, INC.

	By:	/s/ Long Yi
	Name:	Long Yi
	Title:	Chief Executive Officer

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